Mail Stop 6010

April 10, 2007

Mr. Jonathan R. Hunt
Chief Financial Officer
IsoRay, Inc.
350 Hills Street
Suite 106
Richland, Washington 99354

> **Re:** **IsoRay, Inc.**
> **Form 10-KSB for the year ended June 30, 2006**
> **Filed September 28, 2006**
> **Form 10-QSB for Fiscal Quarter Ended December 31, 2006**
> **File No. 000-14247**

Dear Mr. Hunt:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant